Exhibit 3.4

AMENDMENT TO

RESTATED BYLAWS OF

RUTHIGEN, INC.

Pursuant to Article X of the Restated Bylaws (the “Bylaws”) of Ruthigen, Inc., a Delaware corporation (the “Corporation”), the Board of Directors of the Corporation, by unanimous written consent dated on _______ ___, 2015, adopted the following amendment to the Corporation’s Bylaws:

Article II, Section 1, paragraph C of the Bylaws is hereby deleted in its entirety and replaced with the following:

“C. The term of office of each director elected at an annual meeting, or elected or appointed at any time in the period between annual meetings, shall expire at the next annual meeting of stockholders following such election or appointment. Each director elected or appointed shall serve until his successor shall be elected and qualified, or until his earlier death, resignation, removal or disqualification.”

Additionally, all headings contained in the Bylaws are hereby amended to replace the words “RUTHIGEN, INC.” with the words “PULMATRIX, INC.” All other Articles and Sections of the Bylaws shall remain in full force and effect.

Adopted and effective as of _______ ___, 2015.